SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Corindus Vascular Robotics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

218730109

(CUSIP Number)

Koninklijke Philips N.V.

Marnix van Ginneken

Executive Vice President & Chief Legal Officer

Philips Center

Amstelplein 2

1096 BC

Amsterdam, The Netherlands

+31 20 59 77232

With a copy to:

Matthew G. Hurd Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Rita-Anne O’Neill Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067 (310) 712-6600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 29, 2019

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 218730109

1.	NAME OF REPORTING PERSON Koninklijke Philips N.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS (see instructions) OO, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

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This Amendment No. 4 (this “Amendment”) amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on March 10, 2017 and amended on March 16, 2017, October 17, 2017 and March 15, 2019. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

As a result of the consummation of the transactions contemplated by the Merger Agreement (as defined below) on October 29, 2019, the Reporting Person ceased to be the beneficial owner of 5% or more of the Common Stock. The filing of this Amendment represents the final amendment to the Original 13D and constitutes an exit filing for the Reporting Person.

ITEM 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a) – (c); (f)

This Schedule 13D is being filed by Koninklijke Philips N.V., a corporation duly organized and existing under the laws of The Netherlands (“Philips” or the “Reporting Person”).

The Reporting Person is a leading health technology company. The address of the Reporting Person’s principal business and principal office is Philips Center, Amstelplein 2, 1096 BC, Amsterdam, The Netherlands.

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of the directors and executive officers of Philips is set forth in Schedule I hereto incorporated herein by reference.

(d) – (e) The Reporting Person has not or, to the knowledge of the Reporting Person, any of the other persons identified in this Item 2 has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On August 7, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Siemens Medical Solutions USA, Inc., a Delaware corporation (“SMS USA”) and Corpus Merger, Inc., a Delaware corporation and a wholly owned subsidiary of SMS USA (“Merger Sub”). On October 29, 2019 (the “Effective Time”), pursuant to, and on the terms and subject to the conditions of, the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of SMS USA. As a result of the consummation of the transactions contemplated by the Merger Agreement, the Reporting Person ceased to beneficially own 5% or more of the Common Stock.

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At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) Canceled Shares (as such term is defined in the Merger Agreement) and (ii) Dissenting Shares (as such term is defined in the Merger Agreement)) was converted into the right to receive an amount in cash (without interest and less any applicable withholding taxes) equal to $4.28 (the “Common Stock Consideration”). In addition, options to purchase a share of Common Stock that were outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, were cancelled and converted into the right to receive an amount in cash (without interest and less any applicable withholding taxes) equal to the product of (x) the excess, if any, of the Common Stock Consideration over the per share exercise price of such option, and (y) the number of shares of Common Stock subject to such option (the “Options Consideration”).

References to, and the description of, the Merger Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Form 8-K filed by the Issuer on August 8, 2019 and which is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) – (b) Effective October 29, 2019, pursuant to the Merger Agreement, each share of Common Stock beneficially owned by the Reporting Person was converted into the right to receive an amount in cash (without interest and less any applicable withholding taxes) equal to the Common Stock Consideration and Options beneficially owned by the Reporting Person were also converted into the right to receive an amount in cash (without interest and less any applicable withholding taxes) equal to the Options Consideration. Accordingly, the Reporting Person no longer beneficially owns any Common Stock or Options.

(c) Other than as set forth above, no transactions in shares of Common Stock or Options were effected by the Reporting Person or, to the knowledge of the Reporting Person, any of the other persons named in Item 2 during the 60 days prior to the date of this Amendment.

(d) Not applicable.

(e) On October 29, 2019, the transactions contemplated by the Merger Agreement were consummated and resulted in the Reporting Person ceasing to beneficially own 5% or more of the Common Stock. Accordingly, this is an exit filing, and the Reporting Person’s final amendment to the Original 13D.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows by adding the following paragraph to the end of Item 6:

In connection with the transactions contemplated by the Merger Agreement, the 2014 Registration Rights Agreement and 2017 Registration Rights Agreement terminated.

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ITEM 7.	Materials to Be Filed as Exhibits.

Exhibit 99.1 – Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, filed with the SEC on August 8, 2019)

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 31, 2019

KONINKLIJKE PHILIPS N.V.

By:	/s/ Abhijit Bhattacharya
Name: Abhijit Bhattacharya
Title: Chief Financial Officer

By:	/s/ Marnix van Ginneken
Name: Marnix van Ginneken
Title: Chief Legal Officer

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SCHEDULE I1

Supervisory Board of Philips

Name	Citizenship	Principal Occupation or Employment and Name, Principal Business and Address of Employer

Jeroen van der Veer	Netherlands

Chairman of the Supervisory Board

Currently Chairman of the Supervisory Board of Royal Boskalis Westminster N.V. Member of the Supervisory Board of Equinor ASA. Chairman of the Supervisory Council of Delft University of Technology. Chairman of Het Concertgebouw Fonds (foundation). Also a senior advisor at Mazarine Energy B.V.

Neelam Dhawan	India	Member of the Supervisory Board Currently head of India Advisory Board, IBM. Non-Executive Board Member of ICICI Bank Limited and Yatra Online Inc.

Orit Gadiesh	Israel/U.S.A.

Member of the Supervisory Board

Currently Chairwoman of Bain & Company and member of the Foundation Board of the World Economic Forum (WEF). Also is a member of the United States Council of Foreign Relations.

Marc Harrison	U.S.A.	Member of the Supervisory Board Currently President and Chief Executive Officer of Intermountain Healthcare.

Christine Poon	U.S.A.	Vice-Chairwoman and Secretary, Member of the Supervisory Board Currently member of the Board of Directors of Prudential, Regeneron and Sherwin Williams.

[1]

The business address of each individual listed in this Schedule I is c/o Koninklijke Philips N.V., Attention: Chief Legal Officer, Phillips Center, 16th Floor, Amstelplein 2, Amsterdam, 1096 BC, The Netherlands.

Page 8 of 10 pages

David Pyott	U.K./U.S.A.

Member of the Supervisory Board

Currently member of the Board of Directors of Alnylam Pharmaceuticals Inc., BioMarin Pharmaceutical Inc. and privately held Rani Therapeutics, and Chairman of Bioniz Therapeutics. Also Deputy Chairman of the Governing Board of London Business School, member of the Board of Trustees of California Institute of Technology, President of the International Council of Ophthalmology Foundation and member of the Advisory Board of the Foundation of the American Academy of Ophthalmology.

Paul Stoffels	Belgium	Member of the Supervisory Board Currently Vice Chair of the Executive Committee and Chief Scientific Officer at Johnson & Johnson.

Liz Doherty	U.K.

Member of the Supervisory Board

Currently member of the Supervisory Board and Chairwoman of the audit committee of Dunelm Group PLC and Novartis AG. Also member of the Supervisory Board of Corbion N.V. and advisor to GBfoods and Affinity Petcare SA, subsidiaries of Agrolimen SA.

Executive Officers of Philips

Frans van Houten	Netherlands	Chief Executive Officer and Chairman of the Board of Management and the Executive Committee

Abhijit Bhattacharya	India	Executive Vice President and Chief Financial Officer, Member of the Board of Management and Member of the Executive Committee (Responsibilities: Finance, Capital structure, Mergers & Acquisitions, Investor Relations, Information Technology, Global Business Services, Group Security and Participations)

Sophie Bechu	France/U.S.A.	Executive Vice President and Chief of Operations (Responsibilities: Order to Cash Excellence, Procurement, Global Services & Solutions)

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Rob Cascella	U.S.A.	Executive Vice President and Chief Business Leader for Precision Diagnosis

Marnix van Ginneken	Netherlands/U.S.A.	Executive Vice President, Chief Legal Officer, Member of the Board of Management and Member of the Executive Committee

Andy Ho	China	Executive Vice President, Chief Executive Officer of Philips Greater China and Member of the Executive Committee

Roy Jakobs	Netherlands/Germany	Executive Vice President, Chief Business Leader for Personal Health, Member of the Executive Committee

Henk Siebren de Jong	Netherlands	Executive Vice President, Chief of International Markets

Ronald de Jong	Netherlands	Executive Vice President, Chief Human Resources Officer and Member of the Executive Committee

Carla Kriwet	Germany	Executive Vice President, Chief Business Leader for Connected Care and a member of the Executive Committee

Bert van Meurs	Netherlands	Executive Vice President, Chief Business Leader for Image Guided Therapy and a member of the Executive Committee

Vitor Rocha	Brazil/U.S.A	Executive Vice President and Chief Executive Officer of Philips North America

Jeroen Tas	Netherlands	Chief Innovation & Strategy Officer

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EXHIBIT INDEX

Exhibit	Document Description

99.1	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, filed with the SEC on August 8, 2019)